UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-15144

TELUS CORPORATION

(Translation of registrant’s name into English)

23rd Floor, 510 West Georgia Street

Vancouver, British Columbia V6B 0M3

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
Name: Andrea Wood
Title: Executive Vice President and Chief Legal and Governance Officer

 Date: October 31, 2025

Exhibit Index

Exhibit No.	Description
99.1	Press release dated October 31, 2025